UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934


                         For the month of: February 2008

                       Commission File Number: 333-144993

                               Cell Kinetics Ltd.
                              (Name of Registrant)

                                 2 Yodfat Street
                                Lod 71291, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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On February 11, 2008, Cell Kinetics Ltd., an indirect, majority-owned subsidiary of Medis Technologies Ltd., issued a press release announcing that it has received the ticker symbol of CKNTF for the quotation of its ordinary shares in the over-the-counter market on the OTC Bulletin Board.

A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.



    Exhibit No.                       Description
    -----------                       -----------

        99.1              Press Release dated February 11, 2008




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   Cell Kinetics Ltd.


Dated:  February 12, 2008                          By: /s/ Jacob Weiss
                                                       -----------------------
                                                       Jacob Weiss
                                                       Chairman